RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

June 25, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Attn: H. Christopher Owings, Mara Ransom, and Chris Chase

RE:	Premier Power Renewable Energy, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed May 21, 2009
File No. 333-155241
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 19, 2009
File No. 333-140637

Dear Mr. Owings, Ms. Ransom, and Mr. Chase:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated June 2, 2009.  We have reproduced the Staff’s comments for your convenience and have followed each comment with the Company’s response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Company’s Registration Statement on Form S-1 referenced above.

Amendment No. 5 to Registration Statement on Form S-1

Unaudited Financial Statements for the Fiscal Period Ended March 31, 2009, page F-2

Note 8. Derivative Instruments, page F-13

1.
We reviewed your response to comment 3 in our letter dated May 20, 2009 and the revised disclosure in Note 8 to your financial statements.  In regards to your application of EITF 07-5, please address the following items:

•
Please clearly disclose that you concluded the conversion feature was not indexed to your common stock due to an exercise price reset feature.  Please also describe in further detail the contractual exercise price reset features of the warrants and the conversion feature within your footnotes.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
June 25, 2009

•
You indicate that you believe the market price of your common stock does not reflect its fair value.  You further state that you believe the fair value of your common stock remained relatively unchanged from September 9, 2008 through May 31, 2009 and determined that $0.42 was a reasonable estimate of the fair value of your common stock during that timeframe.  Considering your common stock has traded publicly since September 2008 at prices well above $0.42 and the $0.42 independent valuation was performed prior to trading of your common shares, we are not in a position to agree with your conclusion that your common stock should remain unchanged from September 2008 through March 2009.  Furthermore, we note that certain events, such as your $7 million financing transaction and the ongoing financial crisis and weakening global economy, would likely lead to fluctuations in your stock price.  Please note that we did not object to your use of a $0.42 fair value in the relative fair value calculation of your financing transaction since it appeared that only a significant modification of the $0.42 stock price would have necessitated a beneficial conversion feature.  We also considered that there was no trading in your common stock at the time the valuation was performed.  Since your common stock has now been trading publicly since September 2008, we do not believe it is appropriate to continue using a value for your common stock that is considerably less than the publicly traded prices and determined at a point in time before your common stock was publicly traded.   We note that paragraph 3.b. of SFAS 133 states that fair value is the only relevant measure for derivative instruments.  Please tell us how your use of a value for your common stock other than quoted market prices is consistent with this guidance and the guidance in SFAS 157.  If, upon reconsideration, you determine that changes to your financial statements are appropriate, please tell us how you computed the revised amounts.  If you continue to believe that the $0.42 valuation should remain unchanged during the timeframe referenced above, please clarify why the publicly traded stock prices should be disregarded in your fair value determination.  In doing so, please tell us the parties involved in these stock transactions.  We may have further comment upon reviewing your response.

Response:  Regarding the Staff’s first bullet point, we amended Note 8 to clearly disclose that the Company concluded the conversion feature was not indexed to its common stock due to an exercise price reset feature.  Also, Note 8 includes additional disclosures on the contractual exercise price reset features of the warrants and the conversion feature of the Series A Convertible Preferred Stock.

Regarding the Staff’s second bullet point, the Company believes that that although its common stock is publicly traded, the values derived from such trades are not a fair representation of value and the independent valuation is a more appropriate value.  Relevant to FSP FAS157-3, the Company believes that the following factors support its conclusion:

1.         The average daily trading volume for the Company’s common stock from September 19, 2008 to March 31, 2009 was 1,892 shares.  In March 2009, the total volume of traded shares was approximately 18,000 as compared to the average monthly trading volume of NASDAQ-listed companies of approximately 17,000,000 shares according to NASDAQ at http://www.nasdaqtrader.com/Trader.aspx?id=MonthlyIssueVolume.  The Company’s volume in March 2009 represented .07% of the outstanding shares of its common stock.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
June 25, 2009

2.         Furthermore, at March 31, 2009, over 69% of the Company’s issued and outstanding shares of common stock are held by two individuals, and over 93% of the Company’s issued and outstanding shares of common stock are unregistered and restricted from trading.  The Company believes that the illiquidity of its common stock supports the belief that the high and low bid prices for the quarter ended March 31, 2009 are not indicative of fair value.

3.         The Company acknowledges the provisions of section C73 of FAS157 and recognizes that quoted prices of securities, even if thinly traded, provide useful information for investors and creditors.  The Company also acknowledges that paragraph 3.b. of SFAS 133, issued in June 1998, indicates that fair value is the only relevant measure for a derivative instrument.  The Company, however, believes that these have been superseded by the guidance in section 9.b of FSP FAS 157-3 issued in October 2008, which provides that the use of a reporting entity’s own assumptions about future cash flows and appropriately risk-adjusted discount rates is acceptable when relevant observable inputs are not available.  The Company does not believe relevant observable inputs are available in this case as discussed in points 1 and 2 above.

Due to the passage of time since the original independent valuation, the Company obtained a new independent valuation of its common stock as of March 31, 2009.  The new valuation, based on the discounted cash flow method, determined that the value of the Company’s common stock was $.34.  The Company evaluated the impact of using this new valuation and determined that the impact on the fair value of its options, warrants, and convertible preferred stock to be immaterial, as is the related impact on its results of operations, cash flows, and financial position as of and for the three months ended March 31, 2009.  We enclose with this letter a copy of the independent valuation report, portions of which we seek confidential treatment.

Note 9: Stock-Based Compensation, Page F-14

2.
You disclose on page F-15 that, for the three months ended March 31, 2009, the fair value of your common stock is based on its value as determined by an independent valuation at the time of the reverse merger as your shares were not actively traded.  Based on your review of your share transaction history, it appears that trading in your common stock occurred on the majority of days during the quarter at volumes of up to 7,000 shares and the adjusted closing prices during the quarter ranged from $3.10 to $4.40.  Based on the preceding, please provide us with your basis in GAAP for valuing your stock options using a $0.42 common stock fair value determined by a September 2008 independent valuation rather than actual market prices.  We may have further comment upon reviewing your response.

Response:  As noted in our response to the Staff’s comment #1, the Company believes that, although its common stock is publicly traded, the values derived from such trades are not a fair representation of value, and the independent valuation is a more appropriate value.  Relevant to FSP FAS157-3, the Company believes that the market price of its common stock is not a relevant observable input.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
June 25, 2009

Form 10-Q/A for the Fiscal Period Ended March 31, 2009

3.	The comments on amendment number five to your Form S-1 above should be considered in the Form 10-Q/A to the extent applicable.

Response:  The Company believes that there are no material changes to the amended Form S-1 that warrant filing an amended Form 10-Q.

*          *          *

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

RICHARDSON & PATEL, LLP

/s/ Jamie H. Kim
Jamie H. Kim, Esq.

cc:	Dean Marks, Premier Power Renewable Energy, Inc.
Teresa Kelley, Premier Power Renewable Energy, Inc.
Kevin Leung, Esq., Richardson & Patel LLP
Dominador Tolentino, Esq., Richardson & Patel LLP